Filed Pursuant to Rule 253(g)(2)
File No. 024-11317

1st stREIT OFFICE INC.

SUPPLEMENT NO. 4 DATED SEPTEMBER 29, 2023
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2022

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated October 19, 2022, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on October 19, 2022, as supplemented by the supplements dated December 14, 2022, March 20, 2023, June 16, 2023 and September 20, 2023 (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose the completion of an asset acquisition.

Completion of Asset Acquisition

On September 28, 2023, 1st stREIT Office Inc. (the “Company”), through 1SO Midtown III LLC, a wholly-owned subsidiary of 1st stREIT Office Operating Partnership (the “Operating Partnership”), completed the acquisition of a 77,248 square foot office building (“Midtown III”) along with an obligation to cover 60% of expenses for an adjacent garage located in Carmel, Indiana, that is available for use by the tenants of Midtown III as well as a multifamily complex nearby. Midtown III is located near our Allied Property. Midtown III is 76.1% leased to two tenants: (i) 37,964 square feet leased until July 31, 2029 to MJ Insurance, Inc., a full service insurance company and (ii) 21,999 square feet leased until September 30, 2034 to Office Labs Indiana I, LLC (d/b/a Serendipity), a co-working space.

Midtown III was purchased for $17,754,438, which the Company funded using $17,754,444, of capital contributed to the Operating Partnership by Jeffrey Karsh, the Company’s CEO, in exchange for 2,532,731 OP Units at a per Unit price of $7.01. The Company is currently exploring financing up to 50% of the purchase price with third party lenders. Any proceeds received from such financing will be first used by the Operating Partnership to redeem OP Units issued to Jeffrey Karsh.

Additional information about Midtown III may be found in the Company’s preliminary offering circular filed with the Securities and Exchange Commission on September 26, 2023.